Cleveland BioLabs, Inc.
73 High Street
Buffalo, New York 14203

June 16, 2010

VIA EDGAR
United States Securities and Exchange Commission
Division of Corporation Finance
Mail Stop 4720
100 F Street, N.E.
Washington, D.C. 20549
Attention:  Mr. Jeffrey P. Riedler, Assistant Director

Re:	Cleveland BioLabs, Inc.
Amendment No. 1 to Registration Statement on Form S-3 ("Registration Statement")
File No. 333-167258

Dear Mr. Riedler:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Cleveland BioLabs, Inc. (the “Company”) hereby respectfully requests that the effectiveness of the Registration Statement be accelerated so that the Registration Statement will become effective on June 17, 2010, at 3:00 p.m., Washington, D.C. time, or as soon thereafter as possible.

The Company acknowledges the following:

•	should the Commission or its staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•
the action of the Commission or its staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•
the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

Cleveland BioLabs, Inc.

By:	/s/ Michael Fonstein
Michael Fonstein
Chief Executive Officer and President

cc: Karen Ubell, Securities and Exchange Commission